Filed by: Expro Group Holdings N.V.

Commission File No.: 001-36053

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Expro Ltd

Registration No.: 333-294836

Expro Group Holdings N.V.

Incorporated in the Netherlands

1311 Broadfield Blvd., Suite 400

Houston, Texas 77084

www.expro.com

June 1, 2026

To Our Shareholders:

At the annual general meeting of shareholders on June 10, 2026, you are being asked to approve the migration of Expro from the Netherlands to the Cayman Islands (Item 3), together with two related amendments to our articles of association that facilitate the change in legal domicile (Items 1 and 2). Your Board of Directors unanimously recommends that you vote FOR each of these proposals.

We are writing because Institutional Shareholder Services (ISS) and Glass Lewis have each recommended that shareholders vote against these items. We respect the role both firms play, and we have considered their analyses carefully. We respectfully disagree with their conclusions. In our view, those conclusions understate — and in important respects overlook — the concrete, quantifiable benefits of the migration to Expro and our shareholders, while overstating the practical effect of the differences between Dutch and Cayman law for a company that will remain subject to NYSE, SEC and Sarbanes-Oxley requirements.

This letter provides further information on why the Board believes the migration is in the best interests of Expro and its shareholders. Approval of Item 3 requires the affirmative vote of two-thirds of the votes cast at the annual general meeting. Because that is a high threshold, your vote matters.

What the transaction is — and is not

The migration is a change of legal domicile and nothing more:

•	One Expro Cayman ordinary share for each Expro N.V. share, on a one-for-one basis. No dilution and no change to your economic interest.

•	The same business, assets and liabilities, the same management and Board, the same Houston headquarters and the same employees.

•	Continued listing on the NYSE under the ticker “XPRO.”

•	Continuation of our existing one-share, one-vote capital structure.

•	Continued application of the NYSE listing standards, the SEC reporting and proxy rules, Sarbanes-Oxley and the related U.S. governance regime.

Any shareholder who disagrees is protected. Dissenting holders are entitled to a statutory cash withdrawal right under Dutch law, with compensation determined on a market basis and the right to seek additional compensation through the Dutch courts.

The benefits are real, and we can quantify them

•	Recurring cost savings. The migration is expected to generate more than $600,000 a year in recurring savings across audit, legal, tax and administrative functions, and — together with the avoided sustainability-reporting costs described below — in excess of $1 million annually. These figures do not include the reduced notarial and statutory-formality costs that Dutch corporate actions routinely require and Cayman law largely does not.

•	Avoided sustainability-reporting costs. As a Dutch company, Expro would become subject to the EU Corporate Sustainability Reporting Directive (CSRD) — an extensive reporting regime that applies regardless of where we actually operate. Redomiciling removes that obligation, avoiding the recurring personnel and assurance costs shown above as well as approximately $500,000 of one-time adoption costs.

•	Enhanced capacity to return capital. The Netherlands imposes a 15% withholding tax on dividends and on share repurchases, in Expro’s case, to the extent the repurchase price exceeds approximately $19 per share. That tax is a direct drag on returning capital to you. On a repurchase program of the size we completed in 2025 — approximately $40 million — the Dutch withholding tax could approach $6 million. Ending Dutch tax residency removes this cost and gives the Board greater flexibility to return capital to our shareholders through repurchases and dividends.

•	Payback. Against these recurring benefits, the one-time costs of the transaction — principally legal fees tied to the proxy statement and the Dutch, Luxembourg and Cayman structuring, together with tax advisory costs — are expected to be recovered within approximately one to three years, before counting the withholding-tax savings.

•	Index eligibility and investor visibility. Eligibility for the S&P indices generally requires U.S. domicile, and our current Dutch structure does not qualify. A Cayman-domiciled Expro can be classified as a U.S.-domiciled issuer for index purposes, which we believe improves our eligibility for index inclusion and our visibility with U.S. investors.

•	A structure built for growth through M&A. Expro competes in a consolidating sector. Issuing shares is central to M&A — whether as currency for a smaller acquisition, as consideration in a larger merger of equals or in a third-party combination involving Expro itself. Share issuances by a Dutch company are materially more costly, slower and more difficult to structure than those of a Cayman company. That friction can make Expro a less attractive counterparty than peers organized in more familiar jurisdictions. A Cayman holding company is a familiar, widely used structure for cross-border transactions and for issuing equity as acquisition currency. Equally important, completing the migration now — rather than attempting it inside a live transaction — removes execution risk and complexity from the deal itself at the moment those things matter most.

•	A more stable regulatory home for an energy company. The Dutch regulatory environment has grown increasingly difficult for oil and gas companies, driven by evolving policy priorities and heightened scrutiny of traditional energy businesses. CSRD is the most concrete current example, but the broader trend points to rising cost, complexity and uncertainty over time. The Cayman Islands offers a stable, well-understood framework without that sector-specific headwind.

•	A well-trodden path, not a novel one. Migrations of this kind are well established, and numerous U.S.-listed companies across industries have completed them in recent years. The closest precedent is Core Laboratories — like Expro, an NYSE-listed oilfield-services company incorporated in the Netherlands — which recently completed a migration out of the Netherlands through Luxembourg, using the same Dutch statutory withdrawal mechanism that applies here. More recently, in May 2026 ExxonMobil’s shareholders approved its redomiciliation with more than 71% support, notwithstanding recommendations against from both ISS and Glass Lewis. We are not charting a novel course—we are taking action to protect the long-term interests of Expro and our shareholders.

Why the Cayman Islands

The Cayman Islands was selected as Expro’s new legal domicile following a robust and thoughtful evaluation process by management and the Board. With our advisors, we evaluated several alternative jurisdictions, including the United States, the United Kingdom and Bermuda. The Board selected the Cayman Islands because it determined that it best balanced a sector-neutral regulatory posture, lower administrative and compliance burden, eligibility for U.S.-domicile index classification, limitations on withholding tax obligations on dividends and certain share repurchases and future flexibility for Expro’s continued growth and evolution. While we concluded that a direct move to the United States is not optimal for Expro and our shareholders from a tax-planning perspective at this time, we believe that a future change in domicile from the Cayman Islands to the United States, should we ever choose to make one, would be far simpler than the Dutch exit we are undertaking now.

Addressing corporate governance

As the basis for their recommendations, ISS and Glass Lewis both focus on differences between Dutch and Cayman law that, in their view, reduce shareholder rights. As part of our longstanding commitment to shareholder rights, we have reviewed and considered the points raised by ISS and Glass Lewis. And while we understand there are differences between the corporate governance frameworks in the Netherlands and the Cayman Islands, we do not believe that our proposed change in domicile will disenfranchise or significantly diminish the rights of our shareholders.

Most importantly, Expro will remain subject to the full U.S. public-company governance regime.

•	The NYSE listing standards will continue to apply, including the requirements for a majority-independent board, fully independent audit, compensation and nominating committees and an independent audit committee under Rule 10A-3.

•	SEC reporting, proxy and disclosure rules continue to apply, including the annual advisory vote on executive compensation.

•	Sarbanes-Oxley continues to apply.

•	Our existing practices continue: an independent Board chair, a board that is 86% independent, fully independent key committees, annual election of all directors under a majority-vote standard, no poison pill and no classified board.

•	Our one-share, one-vote structure is preserved.

This is the same framework under which many NYSE- and Nasdaq-listed international operating companies incorporated in the Cayman Islands already operate, and it is one that U.S. investors know well.

On the specific key items the proxy advisors raise:

•	Authorized preferred stock and pre-emptive rights. The Cayman articles of association authorize the Board to issue ordinary and preferred shares, and does not carry forward the Dutch statutory pre-emptive right. This provides Expro with the ordinary-course financing flexibility that is standard among U.S.-listed companies and consistent with how a U.S. public company of our size operates. It exists so the Board can finance the business and pursue opportunities efficiently — including the M&A activity described above — not to entrench anyone. Expro has no controlling shareholder, no poison pill and a one-share, one-vote structure, and the Board remains bound by its fiduciary duties and by the U.S. disclosure and listing regime in exercising this authority. Moreover, Expro remains subject to the NYSE listing standards, which require NYSE-listed companies like Expro to obtain shareholder approval before issuing common stock in certain situations, including certain issuances to related parties and issuances exceeding 20% of outstanding shares or voting power in any transaction priced below the market minimum price.

•	Director and Officer indemnification. The Cayman articles of association’s indemnification provisions mirror mainstream provisions in U.S. corporate law. The provision does not — and as a matter of Cayman public policy cannot — protect an officer against liability for fraud, dishonesty or willful default. It keeps Expro in line with prevailing U.S. practice and is critical to our ability to attract and retain effective management. In addition, following our migration to the Cayman Islands, Expro’s directors and officers will remain subject to the same indemnification agreements that are currently in place and that are consistent with our long-standing practices for director and officer indemnification.

•	Dutch statutory features without a U.S. analog. Several of the rights the proxy advisors cite — adoption of the annual accounts and discharge of directors at the general meeting, the Dutch agenda-setting right, inquiry proceedings before the Enterprise Court and statutory inspection rights — are features of the Dutch system that have no counterpart in U.S. practice. Our U.S.-listed peers operate without them. The comprehensive SEC disclosure regime gives shareholders extensive, regular transparency, and shareholders retain the ability to pursue derivative claims and to seek a winding up on a just and equitable basis under Cayman law.

In short, the governance framework after the migration will be a framework that U.S. public-company investors encounter every day. We do not believe the distinctions that the proxy advisors identify threaten to disenfranchise our shareholders nor do they outweigh the benefits that our change in domicile will deliver for Expro and our shareholders, as described above.

Your Board’s recommendation

After a careful review, and with the unanimous support of your Board, we believe the migration is in the best interests of Expro and its shareholders. Oak Hill Advisors, which holds approximately 10.5% of our shares and is represented on the Board, has agreed to vote in favor.

We respectfully ask that you vote FOR Items 1, 2 and 3. If you have questions or would like to discuss the transaction, please contact our proxy solicitor:

Okapi Partners LLC

(212) 297-0720

Toll free: (888) 785-6709

info@okapipartners.com

On behalf of the Board of Directors,

Robert W. Drummond

Independent Chair of the Board

Expro Group Holdings N.V.

Important Information for Shareholders

In connection with the proposed change to the Expro Group Holdings N.V.’s (the “Company”) corporate domicile from the Netherlands to the Cayman Islands (the “Redomicile”), Expro Ltd (“Expro Cayman”) has filed a registration statement on Form S-4 (the “Registration Statement”), which includes Expro Cayman’s prospectus as well as the Company’s proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement was declared effective by the SEC on April 21, 2026. Expro Cayman filed a final prospectus and the Company filed the definitive Proxy Statement/Prospectus, in each case, on April 21, 2026. The definitive Proxy Statement/Prospectus was first mailed to the Company’s shareholders on or about April 21, 2026 in connection with the proposed change to the Company’s corporate domicile. INVESTORS AND SECURITYHOLDERS OF THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, EXPRO CAYMAN, THE REDOMICILE AND RELATED MATTERS. Investors and securityholders can obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders can obtain free copies of the documents filed with the SEC on the Company website at www.expro.com or by contacting the Company’s Corporate Secretary.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.